

November 23, 2010

Brian M. Sullivan
Chief Executive Officer
CTPartners Executive Search LLC
1166 Avenue of the Americas, 3rd Floor
New York, NY 10036

>   **Re: CTPartners Executive Search LLC**
>   **Amendment No. 3 to Form S-1**
>   **Filed November 17, 2010**
>   **File No. 333-169224**

Dear Mr. Sullivan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your initial registration statement filed on September 3, 2010 registered a maximum aggregate offering amount of $34.5 million. Based on the number of shares being offered and the high end of your price range, as disclosed in amendment 3, it appears that your offering may exceed the $34.5 million registered amount. Please tell us how you will ensure that your offering does not exceed the amount registered.

Competition, page 44

2.   We note your response to comment 2 in our letter dated November 10, 2010. Please revise further to disclose the total number of firms with international practices, of which you believe you are among the top 20.

Executive Compensation, page 49

3.   Note 6 to your audited financial statements indicates that you maintained a member unit purchase plan and that you granted units under the plan in 2009. Please tell us why you have not discussed these grants and included the appropriate tabular disclosure in your executive compensation discussion.

Summary Compensation Table, page 53

4.   We note your response to comment 4 from our letter dated November 10, 2010. Please explain to us why the grant date fair value for stock awards is shown as $0 for 2009 in your summary compensation table, while Note 6 to your audited financial statements indicates that the weighted average grant-date fair value was $35.00.

Outstanding Equity Awards at December 31, 2009, page 54

5.   Please tell us why the amount shown in the last column of this table is zero rather than the amount that you will pay to cash out these units in connection with your offering. Also, revise the disclosure on pages 52-53, under the heading "Performance Unit Plan," to disclose the per unit payout amount and how you determined the amount of the payout value. Refer to Instruction 3 to Item 402(p)(2) of Regulation S-K.

Principal and Selling Stockholders, page 55

6.   Footnote (4) to the table states that Mr. Nocifora will receive 2,352 shares of common stock upon conversion of his convertible promissory note. Please reconcile this statement with the disclosure on page 57, which states that Mr. Nocifora will receive 496 shares upon conversion of the note.

<u>Notes to Consolidated Financial Statements, page F-7</u>

<u>Note 6. Non-Qualified Unit Purchase Plan and Performance Unit Plan, page F-17</u>

7. Please tell us how you calculated the weighted-average grant-date fair value of performance units. In this regard, we note that the amounts disclosed here and in the Performance Unit Plan section on page 53 appear to be the value of the underlying units, rather than the grant-date fair value of the performance units, while the amounts disclosed in the Summary Compensation Table on page 53 appear to be the intrinsic value. In addition, please revise your disclosure regarding equity based compensation on page F-8 to clarify whether you use fair value, calculated value, or intrinsic value to measure compensation expense related to the performance units at each measurement date. Refer to ASC 718-30-30, ASC 718-30-35, and SAB Topic 14B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Kristi Marrone, Accounting Reviewer, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Associate Director

cc: Howard Groedel (via fax)